Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 2002 and Ending December 31, 2002
                       ----------------           ------------------

                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    Southern Nuclear Operating Company, Inc.
                        (Exact Name of Reporting Company)

                          A Subsidiary Service Company
                            ("Mutual or "Subsidiary")


         Date of Incorporation    December 17, 1990

         If not Incorporated, Date of Organization
                                                   -----------


         State or Sovereign Power under which Incorporated
         or Organized    Delaware



         Location of Principal Executive Office    40 Inverness Center Parkway
         of Reporting Company                      Birmingham, Alabama  35242
                                                   ----------------------------



                           Name, title, and address of
                    officer to whom correspondence concerning
                        this report should be addressed:

                      Vice President and
                      Chief Financial Officer,     40 Inverness Center Parkway
Kathleen S. King     Comptroller and Treasurer    Birmingham, Alabama 35242
----------------     -------------------------    ---------------------------
   (Name)                  (Title)                       (Address)




                        Name of Principal Holding Company
               Whose Subsidiaries are served by Reporting Company:

                                Southern Company

                                                                           1
                      INSTRUCTIONS FOR USE OF FORM U-13-60

1.       Time of Filing
         -------------
         Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.       Number of Copies
         --------------
         Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.       Period Covered by Report
         ------------------------
         The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.       Report Format
         ------------
         Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.       Money Amounts Displayed
         -----------------------
         All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulations S-X (210.3-01(b)).

6.       Deficits Displayed
         ------------------
         Negative amounts shall be shown in a manner which clearly distinguishes the negative attribute. When determining methods of display, consideration should be given to the limitations of reproduction and microfilming processes (Regulations S-X, 210.4-01(c)).

7.       Major Amendments or Corrections
         -------------------------------
         Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.       Definitions
         ----------
         Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9.       Organization Chart
         ------------------
         The service company shall submit with each annual report a copy of its current organization chart.

10.      Methods of Allocation
         ---------------------
         The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.      Annual Statement of Compensation for Use of Capital Billed
         -----------------------------------------------------------
         The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

---------------------------------------------------------------------------

                                                  Schedule or      age
Description of Schedules and Accounts             Account Number   umber

---------------------------------------------------------------------------

  TITLE PAGE

  INSTRUCTIONS FOR USE OF FORM U-13-60                               1

  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                      2-3

COMPARATIVE BALANCE SHEET                          Schedule I        4-5
-------------------------

  SERVICE COMPANY PROPERTY                         Schedule II       6-7
  ACCUMULATED PROVISION FOR DEPRECIATION AND
     AMORTIZATION OF SERVICE COMPANY PROPERTY      Schedule III       8
  INVESTMENTS                                      Schedule IV        9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
     COMPANIES                                     Schedule V        10
  FUEL STOCK EXPENSES UNDISTRIBUTED                Schedule VI       11
  STORES EXPENSE UNDISTRIBUTED                     Schedule VII      12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS         Schedule VIII     13
  MISCELLANEOUS DEFERRED DEBITS                    Schedule IX       14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
     EXPENDITURES                                  Schedule X        15
  PROPRIETARY CAPITAL                              Schedule XI       16
  LONG-TERM DEBT                                   Schedule XII      17
  CURRENT AND ACCRUED LIABILITIES                  Schedule XIII     18
  NOTES TO FINANCIAL STATEMENTS                    Schedule XIV      19

COMPARATIVE INCOME STATEMENT                       Schedule XV       20
----------------------------

  ANALYSIS OF BILLING - ASSOCIATE COMPANIES        Account 457       21
  ANALYSIS OF BILLING - NONASSOCIATE
     COMPANIES                                     Account 458       22
  ANALYSIS OF CHARGES FOR SERVICE -
     ASSOCIATE AND NONASSOCIATE COMPANIES          Schedule XVI      23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
     SERVICE FUNCTION                              Schedule XVII     24
  DEPARTMENTAL ANALYSIS OF SALARIES                                  25
  OUTSIDE SERVICES EMPLOYED                                          26
  EMPLOYEE PENSIONS AND BENEFITS                   Account 926       27
  GENERAL ADVERTISING EXPENSES                     Account 930.1     28
  MISCELLANEOUS GENERAL EXPENSES                   Account 930.2     29
  RENTS                                            Account 931       30

---------------------------------------------------------------------------





                                                                          3

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


-------------------------------------------------------------------------------

                                                   Schedule or         Page
Description of Schedules and Accounts              Account Number      Number

-------------------------------------------------------------------------------

  TAXES OTHER THAN INCOME TAXES                     Account 408           31

  DONATIONS                                         Account 426.1         32

  OTHER DEDUCTIONS                                  Account 426.5         33

  NOTES TO STATEMENT OF INCOME                      Schedule XVIII        34

  ORGANIZATION CHART                                                      35

  METHODS OF ALLOCATION                                                   36

  ANNUAL STATEMENT OF COMPENSATION FOR USE
      OF CAPITAL BILLED                                                   37

  SIGNATURE CLAUSE                                                        38








-------------------------------------------------------------------------------

                                                                             4
                   ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY,INC.

                              FOR THE YEAR ENDED DECEMBER 31, 2002

                                   (THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------

                         SCHEDULE I-COMPARATIVE BALANCE SHEET

GIVE BALANCE SHEET OF THE COMPANY AS OF DECEMBER 31 OF THE CURRENT AND PRIOR
YEAR.
-------------------------------------------------------------------------------


ACCOUNT  ASSETS AND OTHER DEBITS                           AS OF DECEMBER 31
                                                          CURRENT       PRIOR
-------------------------------------------------------------------------------

         SERVICE COMPANY PROPERTY
101      SERVICE COMPANY PROPERTY (SCH II)                  6,527        4,403
107      CONSTRUCTION WORK IN PROGRESS (SCH II)                 0            0
                                                          -------      -------
              TOTAL PROPERTY                                6,527        4,403
                                                          -------      -------

108      LESS ACCUM DEPR OF SVC CO PROP (SCH III)          -5,270       -3,720
                                                          -------      -------
              TOTAL SERVICE COMPANY PROPERTY                1,257          683
                                                          -------      -------

         INVESTMENTS
123      INVESTMENTS IN ASSOC COMP (SCH IV)                     0            0
124      OTHER INVESTMENTS (SCH IV)                         2,735        2,309
                                                          -------      -------
              TOTAL INVESTMENTS                             2,735        2,309
                                                          -------      -------

         CURRENT AND ACCRUED ASSETS
131      CASH                                                   0            0
134      SPECIAL DEPOSITS                                       0            0
135      WORKING FUNDS                                         83          134
136      TEMPORARY CASH INVESTMENTS (SCH IV)                  775          600
141      NOTES RECEIVABLE                                       0            0
143      ACCOUNTS RECEIVABLE                                   85          158
144      ACCUMULATED PROVISION FOR UNCOLLECTIBLE                0            0
146      ACCOUNTS REC FROM ASSOC COMP (SCH V)*             58,285       35,664
152      FUEL STOCK EXP UNDISTRIBUTED (SCH VI)                  0            0
154      MATERIALS AND SUPPLIES                                 0            0
163      STORES EXPENSE UNDISTRIBUTED (SCH VII)                 0            0
165      PREPAYMENTS                                        6,124        6,615
171      INTEREST AND DIVIDEND RECEIVABLE                       2            3
174      MISC CUR AND ACCRUED ASSETS (SCH VIII)                 0            0
                                                          -------      -------
              TOTAL CURRENT AND ACCRUED ASSETS             65,354       43,174
                                                          -------      -------

         DEFERRED DEBITS
181      UNAMMORTIZED DEBT EXPENSE                              0            0
184      CLEARING ACCTS                                         0            0
186      MISC DEFERRED DEBITS (SCH IX)*                   113,034      100,286
188      RESEARCH, DEVELOP, DEMO EXP (SCH X)                    0            0
190      ACCUMULATED DEFERRED INCOME TAXES                 53,724       46,958
                                                          -------      -------
              TOTAL DEFERRED DEBITS                       166,758      147,244
                                                          -------      -------
TOTAL    ASSETS AND OTHER DEBITS                          236,104      193,410
                                                          -------      -------






* RECLASSIFIED BEGINNING YEAR BALANCE. SEE NOTE 1 OF THE NOTES TO FINANCIAL STATEMENTS CONCERNING RECLASSIFICATION.






--------------------------------------------------------------------------------

                                                                            5
                   ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY,INC.

                              FOR THE YEAR ENDED DECEMBER 31, 2002

                                   (THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------

                         SCHEDULE I-COMPARATIVE BALANCE SHEET

GIVE BALANCE SHEET OF THE COMPANY AS OF DECEMBER 31 OF THE CURRENT AND PRIOR
YEAR.
-------------------------------------------------------------------------------


ACCOUNT  LIABILITIES AND PROPRIETARY CAPITAL               AS OF DECEMBER 31
                                                          CURRENT       PRIOR
-------------------------------------------------------------------------------

         PROPRIETARY CAPITAL
201      COMMON STOCK ISSUED (SCH XI)                          10           10
211      MISC PAID-IN CAPITAL (SCH XI)                     17,074        7,107
215      APPROPRIATED RETAINED EARNINGS (SCH XI)                0            0
216      UNAPPROPRIATED RETAINED EARNINGS (SCH XI)              0            0
219      OTHER COMPREHENSIVE INCOME (SCH XI)                 -874            0
                                                          -------       ------
              TOTAL PROPRIETARY CAPITAL                    16,210        7,117
                                                          -------       ------

         LONG-TERM DEBT
223      ADVANCES FROM ASSOCIATED COMP(SCH XII)                 0            0
224      OTHER LONG-TERM DEBT (SCH XII)                         0            0
225      UNAMORTIZED PREMIUM ON LONG-TERM DEBT                  0            0
226      UNAMORTIZED DISCOUNT ON LONG-TERM DEBT                 0            0
                                                          -------      -------
              TOTAL LONG-TERM DEBT                              0            0
                                                          -------      -------

         OTHER NONCURRENT LIABILITIES
228      ACCUM PROV FOR PENSIONS AND BENEFITS             118,828      102,531
                                                          -------      -------
              TOTAL OTHER NONCURRENT LIABILITIES          118,828      102,531
                                                          -------      -------

         CURRENT AND ACCRUED LIABILITIES
231      NOTES PAYABLE                                          0            0
232      ACCOUNTS PAYABLE                                  13,837       10,693
233      NOTES PAYABLE TO ASSOC COMP (SCH XIII)                 0            0
234      ACC PAYABLE TO ASSOC COMP (SCH XIII)*              5,992       12,293
236      TAXES ACCRUED                                      1,797        1,532
237      INTEREST ACCRUED                                       0            0
238      DIVIDENDS DECLARED                                     0            0
241      TAX COLLECTIONS PAYABLE                               12            8
242      MISC CURRENT AND ACCRUED LIAB (SCH XIII)          70,682       51,982
                                                          -------      -------
              TOTAL CURRENT AND ACCRUED LIABILITIES        92,320       76,508
                                                          -------      -------

         DEFERRED CREDITS
253      OTHER DEFERRED CREDITS                             8,746        7,254
255      ACCUMULATED DEFERRED INVESTMENT TAX CRED               0            0
                                                          -------      -------
              TOTAL DEFERRED CREDITS                        8,746        7,254
                                                          -------      -------

         ACCUMULATED DEFERRED INCOME TAXES
282      ACCUMULATED DEFERRED INCOME TAXES                      0            0
                                                          -------      -------
              TOTAL ACCUMULATED DEFERRED INCOME TAXES           0            0
                                                          -------      -------

TOTAL    LIABILITIES AND PROPRIETARY CAPITAL              236,104      193,410
                                                          -------      -------






* RECLASSIFIED BEGINNING YEAR BALANCE. SEE NOTE 1 OF THE NOTES TO FINANCIAL STATEMENTS CONCERNING RECLASSIFICATION.



                                                                            6

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------------------

                     SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------------------------------

                                  BALANCE AT                          RETIREMENTS        OTHER         BALANCE
                                   BEGINNING        ADDITIONS             OR            CHANGES          AT
         DESCRIPTION                OF YEAR                              SALES            1/          CLOSE OF
                                                                                                        YEAR

-------------------------------------------------------------------------------------------------------------------


SERVICE COMPANY PROPERTY

Account

301      ORGANIZATION                     -                -                 -              -            -
303      MISCELLANEOUS
         INTANGIBLE
         PLANT                            -                -                 -              -            -
304      LAND & LAND
         RIGHTS                           -                -                 -              -            -
305      STRUCTURES AND
         IMPROVEMENTS                     -                -                 -              -            -
306      LEASEHOLD
         IMPROVEMENTS                     -                -                 -            326          326
307      EQUIPMENT 2/                 1,997              500               449             58        2,106
308      OFFICE
         FURNITURE AND
         EQUIPMENT 2/                 2,355              134               772          2,095        3,812
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED GARAGE
         EQUIPMENT                        -                -                 -              -            -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                        -                -                 -              -            -
311      OTHER SERVICE
         COMPANY
         PROPERTY 3/                      51               2                28            258          283
                                     -------          ------            ------        -------      -------

         SUB-TOTAL                    4,403               636            1,249          2,737         6,527
                                      -----           -------            -----        -------        ------


107      CONSTRUCTION
         WORK IN
         PROGRESS                         -                    -             -              -            -
                                     ------           ----------        ------        -------      -------

         TOTAL                        4,403                636           1,249          2,737        6,527
                                      -----           --------          ------        -------      -------
-----------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                             SCHEDULE II - CONTINUED

-------------------------------------------------------------------------------

1/    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      Cubicle additions totaling $987 were added to account 308 in August, 2002. These cubicles were retired in 2000 and were reinstated for property tax purposes only and are fully depreciated.

      Intercompany property transfers from SCS to SNC are included as follows:
      Account 306  - $326 (additions)
                   - $291 (accumulated depreciation)
      Account 307  - $58 (additions)
                   - $58 (accumulated depreciation)
      Account 308  - $1,108 (additions)
                   - $977 (accumulated depreciation)
      Account 311  - $258 (additions)
                   - $198 (accumulated depreciation)
      These transfers were not new and will be depreciated over the remaining book life of the property.

-------------------------------------------------------------------------------

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                       BALANCE
         SUBACCOUNT DESCRIPTION                  ADDITIONS                AT
                                                                       CLOSE OF
                                                                         YEAR

-------------------------------------------------------------------------------


      EQUIPMENT
         Personal Computer Equipment                  500           2,098
         Telecommunication Equipment                    -               8
                                                   ------          ------
                                                      500           2,106
                                                   ------          ------

      OFFICE FURNITURE AND EQUIPMENT
         Office Furniture and Equipment                38             805
         Miscellaneous Equipment                       45           1,113
         Cubicle and Related Items                       51         1,894
                                                   --------        ------

                                                      134           3,812
                                                   ------          ------

-------------------------------------------------------------------------------

3/    DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      Computer software and licenses.

-------------------------------------------------------------------------------



                                                                        8


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------------------------------

                               BALANCE AT        ADDITIONS                            OTHER        BALANCE AT
                                BEGINNING       CHARGED TO                           CHANGES        CLOSE OF
          DESCRIPTION            OF YEAR          ACCOUNT         RETIREMENTS          ADD            YEAR
                                                    403                             (DEDUCT)
                                                                                       1/

-------------------------------------------------------------------------------------------------------------------


Account
301      ORGANIZATION                  -                 -                -                 -               -
303      MISCELLANEOUS
         INTANGIBLE PLANT              -                 -                -                 -               -
304      LAND AND LAND
         RIGHTS                        -                 -                -                 -               -
305      STRUCTURES AND
         IMPROVEMENTS                  -                 -                -                 -               -
306      LEASEHOLD
         IMPROVEMENTS                  -                 -                -               291             291
307      EQUIPMENT                 1,697               176              449                58           1,482
308      OFFICE
         FURNITURE AND
         EQUIPMENT                 1,979               109              772             1,964           3,280
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED
         GARAGE
         EQUIPMENT                     -                 -                -                 -               -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                     -                 -                -                 -               -
311      OTHER SERVICE
         COMPANY
         PROPERTY                    44                  3               28               198             217
                                   ----             ------            -----            ------          ------

         TOTAL                     3,720               288            1,249             2,511            5,270
                                   -----           --------           -----            ------          ------


--------------------------------------------------------------------------------------------------------------

1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

See explanation provided under "1/" on page 7, Schedule II - Service Company
Property.

--------------------------------------------------------------------------------------------------------------

           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                     FOR THE YEAR ENDED DECEMBER 31, 2002

                            (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

                           SCHEDULE IV - INVESTMENTS
--------------------------------------------------------------------------------

INSTRUCTIONS:  COMPLETE THE FOLLOWING SCHEDULE CONCERNING INVESTMENTS.

UNDER ACCOUNT 124,"OTHER INVESTMENTS", STATE EACH INVESTMENT SEPARATELY, WITH DESCRIPTION, INCLUDING THE NAME OF THE ISSUING COMPANY, NUMBER OF SHARES OR PRINCIPAL AMOUNT, ETC.

UNDER ACCOUNT 136, "TEMPORARY CASH INVESTMENTS", LIST EACH INVESTMENT
SEPARATELY.
--------------------------------------------------------------------------------

                                                     BALANCE AT       BALANCE AT
                    DESCRIPTION                      BEGINNING          CLOSE
                                                      OF YEAR          OF YEAR
--------------------------------------------------------------------------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

ACCOUNT 124 - OTHER INVESTMENTS


   EMPLOYEE/RETIREE ENERGY LOANS                         1,059            1,186
   EMPLOYEE COMPUTER LOANS                                 298              264
   CHANGE IN CONTROL TRUST                                 952            1,285
                                                     ---------        ---------

                                                         2,309            2,735
                                                     ---------        ---------
ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


   MONEY MARKET MUTUAL FUNDS                               600              775
                                                     ---------        ---------
                   TOTAL                                 2,909            3,510
                                                     ---------        ---------


--------------------------------------------------------------------------------

                                                                             10
           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                     FOR THE YEAR ENDED DECEMBER 31, 2002

                            (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
--------------------------------------------------------------------------------

INSTRUCTIONS: COMPLETE THE FOLLOWING SCHEDULE LISTING ACCOUNTS RECEIVABLE FROM
              EACH ASSOCIATE COMPANY. WHERE THE SERVICE COMPANY HAS PROVIDED ACCOMMODATION OR CONVENIENCE PAYMENTS FOR ASSOCIATE COMPANIES, A SEPARATE LISTING OF TOTAL PAYMENTS FOR EACH ASSOCIATE COMPANY SHOULD BE PROVIDED.
--------------------------------------------------------------------------------

                                               BALANCE AT      BALANCE AT
                    DESCRIPTION                BEGINNING          CLOSE
                                                OF YEAR         OF YEAR

--------------------------------------------------------------------------------


ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
 ASSOCIATE COMPANIES


   ALABAMA POWER*                                 13,432         20,009
   GEORGIA POWER*                                 22,196         35,410
   SOUTHERN COMPANY SERVICES                          36          2,865
   MISSISSIPPI POWER                                   0              1
                                               ---------      ---------
                   TOTAL                          35,664         58,285
                                               =========      =========



---------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:              TOTAL
                                                              PAYMENTS






                                                              ---------
                                        TOTAL PAYMENTS               0
                                                              =========



* RECLASSIFIED BEGINNING YEAR BALANCE. SEE NOTE 1 OF THE NOTES TO FINANCIAL STATEMENTS CONCERNING RECLASSIFICATION.












---------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

------------------------------------------------------------------------------

INSTRUCTIONS:    Report the amount of labor and expenses incurred with
                 respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                 Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

------------------------------------------------------------------------------

                     DESCRIPTION        LABOR            EXPENSES      TOTAL

------------------------------------------------------------------------------

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED


         Not Applicable
















-----------------------------------------------------------------------------

SUMMARY:

         Not Applicable









-----------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

------------------------------------------------------------------------------

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-----------------------------------------------------------------------------

DESCRIPTION                   LABOR            EXPENSES             TOTAL

-----------------------------------------------------------------------------

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED


         Not Applicable






-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

------------------------------------------------------------------------------

INSTRUCTIONS:   Provide detail of items in this account. Items less than
                $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------

                                      BALANCE AT       BALANCE AT
                DESCRIPTION            BEGINNING         CLOSE
                                       OF YEAR            OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS


         Not Applicable


















-------------------------------------------------------------------------------

                                                                          14
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

------------------------------------------------------------------------------

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped by class showing the number of items in each class.

-------------------------------------------------------------------------------

                                                   BALANCE AT      BALANCE AT
                DESCRIPTION                         BEGINNING        CLOSE
                                                    OF YEAR          OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Leasehold Improvements                                       -         798

Deferred Long-Term Receivable - Alabama Power*          39,671       43,333

Deferred Long-Term Receivable - Georgia Power*          59,165       67,723

Intangible Asset - Minimum Pension Obligation            1,268        1,019

Undistributed Labor Accrual                                125          139

Undistributed Foreign Withholding Employee Taxes            57            -

Taxes Withheld By Broker On Stock Options Exercised          -           16

Sundry Delayed (3 items)                                     -            6
                                                      --------      -------


                       Total                           100,286      113,034
                                                       =======      =======



* Reclassified beginning year balance. See Note 1 of the Notes to Financial Statements concerning reclassification.









-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------

                      DESCRIPTION                                     AMOUNT

-------------------------------------------------------------------------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
EXPENDITURES


         Not Applicable

                                                                                                                16

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

--------------------------------------------------------------------------------------------------------------------
                   SCHEDULE XI - PROPRIETARY CAPITAL
-------------------------------------------------------------------------------------------------------------------
                                           NUMBER OF      PAR OR STATED        OUTSTANDING CLOSE OF PERIOD
                                            SHARES            VALUE
ACCOUNT NUMBER    CLASS OF STOCK          AUTHORIZED        PER SHARE     NO. OF SHARES                 TOTAL AMOUNT
----------------------------------------------------------------------------------------------------------------------

      201        COMMON STOCK ISSUED       1,000              10.00           1,000                           10

---------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

------------------------------------------------------------------------------------------------------------------

                                                             DESCRIPTION                               AMOUNT

------------------------------------------------------------------------------------------------------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

      Amount Paid in for Common Stock in Excess of Par Value                                                  990
      Other Paid-In Capital                                                                                16,084

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                                    -
                                                                                                           ------
                              TOTAL                                                                        17,074
                                                                                                           ------

------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:   Give particulars concerning net income or (loss) during  the year, distinguishing between compensation for the use  of capital owed or net loss remaining from servicing  nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of  dividend, date declared and date paid.

------------------------------------------------------------------------------------------------------------------

                                             BALANCE AT           PENSION        NET INCOME
                                              BEGINNING           LIABILITY          OR                       BALANCE AT
                   DESCRIPTION                OF YEAR             ADJUSTMENT      (LOSS)       DIVIDENDS        CLOSE
                                                                                                PAID           OF YEAR



----------------------------------------------------------------------------------------------------------------------

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS      -                -                -         -                 -

---------------------------------------------------------------------------------------------------------------------

ACCOUNT 219 - OTHER COMPREHENSIVE INCOME            -                (874)             -        -               (874)

---------------------------------------------------------------------------------------------------------------------

                                                                                                                        17
                                ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                                        For the Year Ended December 31, 2002

                                                (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------------------

                                                SCHEDULE XII - LONG-TERM DEBT

-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:         Advances from associate companies should be reported  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization,  terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

------------------------------------------------------------------------------------------------------------------------------
                         TERMS OF      DATE                                  BALANCE AT                      1/        BALANCE
NAME OF CREDITOR           OBLIG        OF      INTEREST         AMOUNT     BEGINNING OF    ADDITIONS    DEDUCTIONS      AT
                          CLASS &    MATURITY     RATE         AUTHORIZED      OF YEAR                                  CLOSE
                          SERIES                                                                                       OF YEAR
                       OF OBLIGATION
------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 - ADVANCES FROM
ASSOCIATE COMPANIES:

       ADVANCES ON NOTES:                                          -              -           -             -           -


       ADVANCES ON OPEN ACCOUNT:                                   -              -            -             -           -


ACCOUNT 224 - OTHER LONG-TERM
DEBT:                                                              -              -            -             -           -
                                                              ------          -----         ----         -----        ----
                             TOTAL                                 -              -           -              -           -
                                                              ------          -----         ----         -----        ----

-----------------------------------------------------------------------------------------------------------------------------

1/ GIVE AN EXPLANATION OF DEDUCTIONS:


                                                                             18
           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                     FOR THE YEAR ENDED DECEMBER 31, 2002

                            (THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------

                SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
-------------------------------------------------------------------------------

INSTRUCTION: PROVIDE BALANCE OF NOTES AND ACCOUNTS PAYABLE TO EACH ASSOCIATE
             COMPANY.  GIVE DESCRIPTION AND AMOUNT OF MISCELLANEOUS CURRENT
             AND ACCRUED LIABILITIES. ITEMS LESS THAN $10,000 MAY BE GROUPED, SHOWING THE NUMBER OF ITEMS IN EACH GROUP.
-------------------------------------------------------------------------------

                                                     BALANCE AT      BALANCE AT
                    DESCRIPTION                      BEGINNING         CLOSE
                                                      OF YEAR         OF YEAR
--------------------------------------------------------------------------------


ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES           0                0
                                                      --------         --------

                                       TOTAL                 0                0
                                                      --------         --------

--------------------------------------------------------------------------------

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

   ALABAMA POWER*                                          773                1
   GEORGIA POWER*                                        3,410                1
   SOUTHERN COMPANY                                         87                1
   SOUTHERN COMPANY SERVICES                             8,023            5,989
                                                      --------         --------

                                       TOTAL            12,293            5,992
                                                      --------         --------
--------------------------------------------------------------------------------

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED

   EMPLOYEE STOCK OWNERSHIP PLAN CONTRIBUTION              120              757
   VACATION PAY ACCRUAL                                 15,773           18,552
   OVERTIME PAY ADJUSTMENT ACCRUAL                         482              542
   PERFORMANCE PAY PLAN ACCRUAL                         31,743           45,821
   PERFORMANCE DIVIDEND PLAN ACCRUAL                     3,420            4,482
   WORKER'S COMPENSATION ACCRUAL                           444              528
                                                      --------         --------

                                       TOTAL            51,982           70,682
                                                      --------         --------



* RECLASSIFIED BEGINNING YEAR BALANCE. SEE NOTE 1 OF THE NOTES TO FINANCIAL STATEMENTS CONCERNING RECLASSIFICATION.

           ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

      General
      On December 14, 1990, pursuant to the provisions of the Public Utility Holding Company Act of 1935, the Securities and Exchange Commission ("SEC") approved the formation of the Southern Nuclear Operating Company, Inc. (the "Company"), a wholly owned subsidiary of Southern Company ("Southern"), to provide services in connection with the Southern electric system's nuclear power plants. The Company was incorporated on December 17, 1990 and commenced operations on January 1, 1991. On January 1, 1991, the Company entered into nuclear service agreements with Georgia Power to support Plant Hatch and Plant Vogtle and with Alabama Power to support Plant Farley.

      Effective December 23, 1991, the Nuclear Regulatory Commission ("NRC") license for Alabama Power's Plant Farley was amended to add the Company as plant operator, and the Company assumed responsibility for such operations pursuant to an operating agreement with Alabama Power. The NRC licenses for Georgia Power's Plant Hatch and Plant Vogtle were amended to add the Company as plant operator, and effective March 22, 1997, the Company assumed responsibility for such operations pursuant to an operating agreement with Georgia Power. The Company also entered into an operating agreement with Georgia Power for the operation of Plant Wilson, a combustion turbine-powered plant located adjacent to Plant Vogtle, effective March 22, 1997.

      The Company has no earnings or retained earnings since it renders services to its client companies' nuclear power plants at cost, as further discussed in Note 3.

      The Company follows accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the U. S. requires the use of estimates, and the actual results may differ from those estimates. The Company uses the Federal Energy Regulatory Commission's (FERC) Uniform System of Accounts.

      Reclassifications
      -----------------
      During 2002, the Company netted deferred associated companies' receivables (Account 146) and payables (Account 234) to deferred short-term associated companies' receivables (Account 146) and deferred long-term associated companies' receivables (Account 186) by company. Prior year's data presented in the financial statements and supporting schedules have been reclassified to conform with the current year presentation.

      Financial Instruments
      ---------------------
      The carrying amount of the Company's financial instruments covered under Statement of Financial Accounting Standard ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments" approximates fair value at December 31, 2002 and 2001.



-------------------------------------------------------------------------------

                                                                           19A

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

      Income Taxes
      ------------

      The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. See Note 4 for further information regarding income taxes.

      Property, Equipment, and Depreciation and Amortization
      ------------------------------------------------------

      Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 12 years). Leasehold improvements are amortized over the shorter of their economic lives or the lives of the respective leases. On retirement of assets, the cost of such assets and related accumulated depreciation is removed from the accounts. The gain or loss from the sale of assets, if any, is credited or charged to income.

2. RETIREMENT BENEFITS
   -------------------

      The Company has a defined benefit, trusteed, pension plan that covers substantially all employees. The Company also provides certain non-qualified benefit plans for a selected group of management and highly compensated employees. Also, the Company provides certain medical care and life insurance benefits for retired employees. The Company funds trusts to the extent deductible under federal income tax regulations. In late 2000, the Company adopted several pension and postretirement benefit plan changes that had the effect of increasing benefits to both current and future retirees. Plan assets consist primarily of domestic and international equities, global fixed income securities, real estate, and private equity investments. The measurement date for plan assets and obligations is September 30 for each year.

      Pension Plans
      -------------

      Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

                                                          Projected
                                                     Benefit Obligations
                                                     -------------------
                                                     2002             2001
                                                     ----             ----
                                                        (In thousands)
          Balance at beginning of year            $286,388         $253,818
          Service cost                              13,730           13,437
          Interest cost                             21,346           19,644
          Benefits paid                             (4,355)          (3,728)
          Plan amendments                            7,751           11,510
          Actuarial (gain) loss                    (15,087)          (8,293)
                                                  --------         --------
          Balance at end of year                  $309,773         $286,388
                                                  ========         ========

-------------------------------------------------------------------------------

                                                                          19B

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

                                                         Plan Assets
                                                         -----------
                                                   2002               2001
                                                   ----               ----
                                                        (In thousands)
            Balance at beginning of year          $292,543         $350,465
            Actual return on plan assets           (20,043)         (51,013)
            Benefits paid                           (5,800)          (6,909)
                                                  --------         --------
            Balance at end of year                $266,700         $292,543
                                                  ========         ========


      The accrued pension costs recognized in the Comparative Balance Sheet were as follows:

                                                       2002             2001
                                                      ----              ----
                                                             (In thousands)
           Funded status                          $ (43,073)       $   6,155
           Unrecognized transition obligation        (2,160)          (2,807)
           Unrecognized prior service cost           22,117           15,658
           Unrecognized net gain (loss)             (13,688)         (49,699)
                                                   --------        ---------
           Accrued liability recognized in the
             Comparative Balance Sheet             $(36,804)        $(30,693)
                                                   ========         ========

      In 2002 and 2001, amounts recognized in the Comparative Balance Sheet for accumulated other comprehensive income and intangible assets were $.9 million and $1 million, and $0 million and $1.3 million, respectively.

      Components of the pension plan's net periodic cost were as follows:

                                                       2002              2001
                                                       ----              ----
                                                           (In thousands)
           Service cost                            $ 13,730          $ 13,437
           Interest cost                             21,346            19,644
           Expected return on plan assets           (26,237)         (25,223)
           Recognized net gain                       (3,281)          (3,578)
           Net amortization                             646              451
                                                   --------        ---------
           Net pension cost (income)               $  6,204        $   4,731
                                                   ========        =========


------------------------------------------------------------------------------

                                                                           19C

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

INSTRUCTIONS:    The space below is provided for important notes
                 regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

      Postretirement Benefits
      -----------------------

      Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows:

                                                          Accumulated
                                                          -----------
                                                       Benefit Obligations
                                                       -------------------
                                                       2002            2001
                                                       ----            ----
                                                           (In thousands)
         Balance at beginning of year             $ 85,826         $ 69,041
         Service cost                                2,491            2,641
         Interest cost                               6,377            6,015
         Benefits paid                              (2,625)          (1,634)
         Plan amendments                                 -           14,502
         Actuarial (gain) loss                      17,678           (4,739)
                                                  --------         --------
         Balance at end of year                   $109,747         $ 85,826
                                                  ========         ========


                                                          Plan Assets
                                                        2002              2001
                                                        ----              ----
                                                            (In thousands)

         Balance at beginning of year              $         -      $         -
         Actual return on plan assets                        -                -
         Employer contributions                          2,625            1,634
         Benefits paid                                  (2,625)          (1,634)
                                                   -----------      -----------
         Balance at end of year                    $         -      $         -
                                                   ===========      ===========


      The accrued postretirement costs recognized in the Comparative Balance Sheet were as follows:

                                                          2002            2001
                                                          ----           ----
                                                              (In thousands)
        Funded status                               $(109,747)       $ (85,826)
        Unrecognized transition obligation              5,711            6,230
        Unrecognized prior service cost                13,537           14,372
        Unrecognized net loss (gain)                   14,927           (2,751)
        Fourth quarter contributions                      811              473
                                                    ---------        ---------
        Accrued liability recognized in the
          Comparative Balance Sheet                 $ (74,761)       $ (67,502)
                                                    =========        =========

-------------------------------------------------------------------------------



                                                                          19D

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

-------------------------------------------------------------------------------

                           SCHEDULE XIV

                   NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:    The space below is provided for important notes
                 regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

      Components of the postretirement plan's net periodic cost were as follows:

                                                       2002              2001
                                                       ----              ----
                                                            (In thousands)
                  Service cost                        $ 2,491          $ 2,641
                  Interest cost                         6,377            6,015
                  Expected return on plan assets            -                -
                  Net amortization                      1,354            1,144
                                                     --------      -----------
                  Net postretirement cost             $10,222        $   9,800
                                                      =======        =========

      The weighted average rates assumed in the actuarial calculations for both the pension plan and postretirement benefits plan were:

                                                           2002         2001
                                                           ----         ----
                  Discount                                 6.50%        7.50%
                  Annual salary increase                   4.00%        5.00%
                  Long-term return on plan assets          8.50%        8.50%

     An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of
     8.75 percent for 2002, decreasing gradually to 5.25 percent through the year 2010, and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2002 as follows:

                                                 1 Percent         1 Percent
                                                  Increase          Decrease
                                                  --------         ---------
                                                         (In thousands)
                  Benefit obligation                $8,432           $7,381
                  Service and interest costs           636              533


     Employee Savings Plan
     ---------------------

     The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The company provides a 75 percent matching contribution up to 6 percent of an employee's base salary. Total matching contributions made to the plan for the years 2002 and 2001 were $7.0 million, and $6.7 million, respectively.






-------------------------------------------------------------------------------

                                                                          19E

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

------------------------------------------------------------------------------

                           SCHEDULE XIV

                   NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

INSTRUCTIONS:    The space below is provided for important notes
                 regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------


3. SERVICE AND OPERATING AGREEMENTS
   --------------------------------

     The Company, in accordance with its operating agreements with Alabama Power and Georgia Power, provides operating and maintenance services, new investment services, and fuel services at cost with respect to nuclear generating plants.

     The Company, in accordance with its service agreement with Southern Company Services, Inc. ("SCS"), a subsidiary of Southern, can obtain the following services at cost: general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, taxes, insurance and pensions, corporate, budgeting, employee relations, systems and procedures, and other services.

     The Company, in accordance with its service agreement with Southern Company Energy Solutions, a subsidiary of Southern, may provide the following services at cost: general engineering; nuclear plant operations; accounting and statistical; rates; budgeting; systems and procedures; access to and use of facilities; training; general; and other services with respect to the operation, maintenance or support of nuclear power plants.


4. INCOME TAXES
   ------------

      Details of the income tax provisions are as follows (Note 1):

                                                      2002              2001
                                                      ----              ----
                                                       (In thousands)
          Total provision for income taxes:
          Federal --
              Current                             $ 5,130          $ 8,084
              Deferred                             (5,290)          (7,982)
                                                  -------          -------
                                                    (160)              102
                                                  ------           -------
          State --
              Current                                 355             (147)
              Deferred                               (836)          (1,297)
                                                 --------          -------
                                                     (481)          (1,444)
                                                 --------          -------
          Total                                  $   (641)         $(1,342)
                                                 ========          =======


------------------------------------------------------------------------------

                                                                         19F

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

------------------------------------------------------------------------------

                          SCHEDULE XIV

                  NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

INSTRUCTIONS:   The space below is provided for important notes
                regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

     The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

                                                   2002              2001
                                                   ----              ----
                                                      (In thousands)
           Deferred tax assets:
               Pensions and other benefits      $ 53,101         $ 45,854
               Other                               5,839            6,597
                                                --------         --------

           Total                                  58,940           52,451
                                                --------         --------

           Net deferred tax assets                58,940           52,451
           Portion included in current assets     (5,216)          (5,493)
                                                --------         --------
           Accumulated deferred income taxes
             in the Comparative Balance Sheet   $ 53,724         $ 46,958
                                                ========        =========


     Deferred income taxes result from certain costs that are recognized for income tax purposes in periods different from those used for book purposes.

     The federal statutory income tax rate differs from the effective income tax rate due to the nondeductible portion of various expenses.

     Southern files a consolidated federal income tax return. Under a joint consolidated income tax agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis. In accordance with Internal Revenue Service regulations, each company is jointly and severally liable for the tax liability.

5.    RENTS
      -----

      The Company subleases its office space from an affiliated company on a month-to-month basis. Current monthly billing is approximately $127,378.

6.    AFFILIATED SERVICES
      -------------------

      The Company incurred expenses of approximately $82 million and $88 million for 2002 and 2001, respectively, associated with services provided by SCS (see Note 3 for description of services provided).

-------------------------------------------------------------------------------


                                                                             20

                    ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                            FOR THE YEAR ENDED DECEMBER 31, 2002

                                (THOUSANDS OF DOLLARS)

     ---------------------------------------------------------------------------------

                            SCHEDULE XV - STATEMENT OF INCOME

     ACCOUNT                       DESCRIPTION                  CURRENT       PRIOR
                                                                  YEAR         YEAR
     ---------------------------------------------------------------------------------


               INCOME
     457       SERVICES RENDERED TO ASSOCIATE COMPANIES           455,398      441,672
     458       SERVICES RENDERED TO NON ASSOC COMPANIES                 0            2
     418       EQUITY EARNINGS OF SUBSIDIARY COMPANIES                 41           39
     419       INTEREST AND DIVIDEND INCOME                            46          196
                                                                ---------    ---------
                         TOTAL INCOME                             455,485      441,909
                                                                ---------    ---------
               EXPENSE
     500-559   POWER PRODUCTION                                   323,641      305,196
     560-579   TRANSMISSION                                           139          334
     920       SALARIES & WAGES                                    14,123       12,580
     921       OFFICE SUPPLIES & EXPENSES                           3,372        1,783
     922       ADMIN EXPENSE TRANSFERRED - CREDIT                       0            0
     923       OUTSIDE SERVICES EMPLOYED                           30,231       29,487
     924       PROPERTY INSURANCE                                      30          243
     925       INJURIES & DAMAGES                                     599          162
     926       EMPLOYEE PENSION & BENEFITS                         39,381       35,556
     928       REGULATORY COMMISSION EXPENSES                           0            0
     930.1     GENERAL ADVERTISING EXPENSES                            13           18
     930.2     MISCELLANEOUS GENERAL EXPENSES                         176          239
     931       RENTS                                                1,760        1,727
     935       MAINTENANCE OF STRUCTURES & EQUIPMENT                1,087          657
     403       DEPRECIATION AND AMORTIZATION EXPENSE                  289          423
     408       TAXES OTHER THAN INCOME TAXES                       16,981       15,833
     409       INCOME TAXES                                         5,485        7,937
     410       PROVISION FOR DEFERRED INCOME TAXES                 -1,229        8,093
     411       PROVISION FOR DEFERRED INCOME TAXES-CRED            -4,897      -17,372
     411.5     INVESTMENT TAX CREDIT                                    0            0
     426.1     DONATIONS                                              517          411
     426.5     OTHER DEDUCTIONS                                     2,963        1,474
     427       INTEREST ON LONG-TERM DEBT                               0            0
     430       INTEREST ON DEBT TO ASSOCIATE COMPANIES                  0            0
     431       OTHER INTEREST EXPENSE                                  18            2
     107       CONSTRUCTION WORK IN PROGRESS                       20,806       37,126
                                                                ---------    ---------
                         TOTAL EXPENSE                            455,485      441,909
                                                                ---------    ---------

                         NET INCOME OR LOSS                             0            0
                                                                ---------    ---------


            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                             (THOUSANDS OF DOLLARS)
 ------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
 ------------------------------------------------------------------------------

                                      DIRECT   INDIRECT  COMPENSATION  TOTAL
 NAME OF ASSOCIATE COMPANY            COSTS      COSTS     FOR USE OF  AMOUNT
                                     CHARGED    CHARGED      CAPITAL   BILLED
                                     -------    -------      -------   ------
                                      457-1      457-2        457-3

 ------------------------------------------------------------------------------

 ALABAMA POWER                       137,632     16,594          0    154,226

 GEORGIA POWER                       267,867     33,187          0    301,054

 MISSISSIPPI POWER                         1          0          0          1

 SAVANNAH ELECTRIC                         9          0          0          9

 SOUTHERN COMPANY SERVICES               108          0          0        108

                                     -------    -------    -------    -------

 TOTAL                               405,617     49,781          0    455,398
                                     =======    =======    =======    =======


                                                                                                       22

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY,INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                             (THOUSANDS OF DOLLARS)
----------------------------------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
----------------------------------------------------------------------------------------------------------

                                      DIRECT     INDIRECT    COMPENSATION              EXCESS       TOTAL
                                       COST        COST        FOR USE       TOTAL       OR         AMOUNT
NAME OF NONASSOCIATE COMPANY          CHARGED    CHARGED      OF CAPITAL     COST    DEFICIENCY     BILLED
                                      -------    -------      ----------     ----    ----------     ------
                                       458-1      458-2         458-3                   458-4

----------------------------------------------------------------------------------------------------------

Not Applicable






----------------------------------------------------------------------------------------------------------

INSTRUCTION:  PROVIDE A BRIEF DESCRIPTION OF THE SERVICES RENDERED TO EACH NONASSOCIATE COMPANY:

              None


            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                             (THOUSANDS OF DOLLARS)
------------------------------------------------------------------------------------------------
                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
------------------------------------------------------------------------------------------------

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.

------------------------------------------------------------------------------------------------
                                                 DIRECT              INDIRECT            TOTAL
500-559 POWER PRODUCTION                        306,691              16,950             323,641
560-579 TRANSMISSION                                139                   0                 139
920     SALARIES AND WAGES                        5,745               8,378              14,123
921     OFFICE SUPPLIES & EXP                     2,734                 638               3,372
923     OUTSIDE SRVCS EMPLOYED                   16,045              14,186              30,231
924     PROPERTY INSURANCE                            0                  30                  30
925     INJURIES AND DAMAGES                        246                 353                 599
926     EMPLOYEE PENS & BENS                     36,096               3,285              39,381
930.1   GENERAL ADV EXP                               3                  10                  13
930.2   MISC GENERAL EXPENSES                        14                 162                 176
931     RENTS                                       232               1,528               1,760
935     MAINT OF STRUCT & EQUIP                     895                 192               1,087
403     DEPR & AMORT EXPENSE                         46                 243                 289
408     TAXES OTH THAN INC TAXES                 15,744               1,237              16,981
409     INCOME TAXES                                  0               5,485               5,485
410     PROV-DEF INC TAX                              0              (1,229)             (1,229)
411     PROV-DEF INC TAX CR                           0              (4,897)             (4,897)
426.1   DONATIONS                                    38                 479                 517
426.5   OTHER DEDUCTIONS                             25               2,938               2,963
431     OTHER INTEREST EXPENSE                        0                  18                  18
107     CONST WORK IN PROGRESS                   20,806                   0              20,806
                                               --------           ---------          ----------
    TOTAL EXPENSES                              405,499              49,986             455,485
418     EQUITY EARN OF SUBCO                          0                 (41)                (41)
419     INTEREST & DIVIDEND INC                       0                 (46)                (46)
                                               --------           ---------          ----------

    TOTAL COST OF SERVICE                       405,499              49,899             455,398
                                               --------           ---------          ----------


            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                             (THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------
                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                             NONASSOCIATE COMPANIES
-------------------------------------------------------------------------------

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.

-------------------------------------------------------------------------------


                                      DIRECT     INDIRECT     TOTAL
500-559 POWER PRODUCTION                 0          0            0
560-579 TRANSMISSION                     0          0            0
920     SALARIES AND WAGES               0          0            0
921     OFFICE SUPPLIES & EXP            0          0            0
923     OUTSIDE SRVCS EMPLOYED           0          0            0
924     PROPERTY INSURANCE               0          0            0
925     INJURIES AND DAMAGES             0          0            0
926     EMPLOYEE PENS & BENS             0          0            0
930.1   GENERAL ADV EXP                  0          0            0
930.2   MISC GENERAL EXPENSES            0          0            0
931     RENTS                            0          0            0
935     MAINT OF STRUCT & EQUIP          0          0            0
403     DEPR & AMORT EXPENSE             0          0            0
408     TAXES OTH THAN INC TAXES         0          0            0
409     INCOME TAXES                     0          0            0
410     PROV-DEF INC TAX                 0          0            0
411     PROV-DEF INC TAX CR              0          0            0
426.1   DONATIONS                        0          0            0
426.5   OTHER DEDUCTIONS                 0          0            0
431     OTHER INTEREST EXPENSE           0          0            0
107     CONST WORK IN PROGRESS           0          0            0
                                     -----     ------     --------
    TOTAL EXPENSES                       0          0            0
418     EQUITY EARN OF SUBCO             0          0            0
419     INTEREST & DIVIDEND INC          0          0            0
                                     -----     ------     --------

    TOTAL COST OF SERVICE                0          0            0
                                     -----     ------     --------

------------------------------------------------------------------------------

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                             (THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------
                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                               ASSOCIATE COMPANIES
-------------------------------------------------------------------------------

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.
-------------------------------------------------------------------------------

                                     DIRECT      INDIRECT     TOTAL
500-559 POWER PRODUCTION            306,691      16,950      323,641
560-579 TRANSMISSION                    139           0          139
920     SALARIES AND WAGES            5,745       8,378       14,123
921     OFFICE SUPPLIES & EXP         2,734         638        3,372
923     OUTSIDE SRVCS EMPLOYED       16,045      14,186       30,231
924     PROPERTY INSURANCE                0          30           30
925     INJURIES AND DAMAGES            246         353          599
926     EMPLOYEE PENS & BENS         36,096       3,285       39,381
930.1   GENERAL ADV EXP                   3          10           13
930.2   MISC GENERAL EXPENSES            14         162          176
931     RENTS                           232       1,528        1,760
935     MAINT OF STRUCT & EQUIP         895         192        1,087
403     DEPR & AMORT EXPENSE             46         243          289
408     TAXES OTH THAN INC TAXES     15,744       1,237       16,981
409     INCOME TAXES                      0       5,485        5,485
410     PROV-DEF INC TAX                  0      (1,229)      (1,229)
411     PROV-DEF INC TAX CR               0      (4,897)      (4,897)
426.1   DONATIONS                        38         479          517
426.5   OTHER DEDUCTIONS                 25       2,938        2,963
431     OTHER INTEREST EXPENSE            0          18           18
107     CONST WORK IN PROGRESS       20,806           0       20,806
                                   --------     -------    ---------
    TOTAL EXPENSES                  405,499      49,986      455,485
418     EQUITY EARN OF SUBCO              0         (41)         (41)
419     INTEREST & DIVIDEND INC           0         (46)         (46)
                                   --------     -------    ---------

    TOTAL COST OF SERVICE           405,499      49,899      455,398
                                   --------     -------    ---------

                                                                                                                        24

               ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                             (THOUSANDS OF DOLLARS)
----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------------------------------------


                                     TOTAL        EXECUTIVE          CORP               GOVERN       FINANCIAL      QUALITY
                                                                    COUNSEL             AFFAIRS      SERVICES       ASSURANCE

500-559 POWER PRODUCTION            323,641          3,067            592              0            883          3,657
560-579 TRANSMISSION                    139              0              0              0              0              0
920     SALARIES AND WAGES           14,123            297            133              0          2,275              0
921     OFFICE SUPPLIES & EXP         3,372             89             16             20            239              0
923     OUTSIDE SRVCS EMPLOYED       30,231              5          1,941             31            141              0
924     PROPERTY INSURANCE               30              0              0              0              0              0
925     INJURIES AND DAMAGES            599              0              0              0              0              0
926     EMPLOYEE PENS & BENEFITS     39,381              0              0              0              5              0
930.1   GENERAL ADV EXP                  13              0              0              0              0              0
930.2   MISC GENERAL EXPENSES           176             85              0              0              1              0
931     RENTS                         1,760              0              0              0              0              0
935     MAINT OF STRUCT & EQUIP       1,087              0              0              0              0              0
403     DEPR & AMORT EXPENSE            289              0              0              0              0              0
408     TAXES OTH THAN INC TAXES     16,981              0              0              0              0              0
409     INCOME TAXES                  5,485              0              0              0              0              0
410     PROV-DEF INC TAX             -1,229              0              0              0              0              0
411     PROV-DEF INC TAX CREDIT      -4,897              0              0              0              0              0
426.1   DONATIONS                       517            420              0              4              0              0
426.5   OTHER DEDUCTIONS              2,963            438              4            505              3              0
431     OTHER INTEREST EXPENSE           18              0              0              0              0              0
107     CONST WORK IN PROGRESS       20,806              0              0              0             12              5
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                      455,485          4,401          2,686            560          3,559          3,662

418     EQUITY EARN OF SUBCO            -41              0              0              0              0              0
419     INTEREST & DIVIDEND INC         -46              0              0              0              0              0
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL COSTS                         455,398          4,401          2,686            560          3,559          3,662

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                        24A



               ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                             (THOUSANDS OF DOLLARS)
----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------------------------------------


                                  VOGTLE         HATCH          FARLEY          PLANT         TECHNICAL       ADMIN          CORP
                                  PROJECT        PROJECT        PROJECT         WILSON        SUPPORT        SERVICES       GENERAL
                                  & PLANT        & PLANT        & PLANT

500-559  POWER PRODUCTION          84,348         83,565         85,314            614         15,220              0         46,381
560-579  TRANSMISSION                   0              0            118              0              0              0             21
920      SALARIES AND WAGES             0              0              0              0            531          6,636          4,251
921      OFFICE SUPPLIES & EXP          0              3              3              0            935            700          1,367
923      OUTSIDE SRVCS EMPLOYED         0              0              0              0            315            866         26,932
924      PROPERTY INSURANCE             0              0              0              0              0              0             30
925      INJURIES AND DAMAGES           0              0              0              0              0              0            599
926      EMPLOYEE PENS & BENEFITS       0              0              0              0              0            177         39,199
930.1    GENERAL ADV EXP                0              0              1              0              0             12              0
930.2    MISC GENERAL EXPENSES          0              0              0              0              3             78              9
931      RENTS                          0              0              0              0              0              4          1,756
935      MAINT OF STRUCT & EQUIP        0              0              0              0              0              0          1,087
403      DEPR & AMORT EXPENSE           0              0              0              0              0              0            289
408      TAXES OTH THAN INC TAXES       0              0              0              0              0              0         16,981
409      INCOME TAXES                   0              0              0              0              0              0          5,485
410      PROV-DEF INC TAX               0              0              0              0              0              0         -1,229
411      PROV-DEF INC TAX CREDIT        0              0              0              0              0              0         -4,897
426.1    DONATIONS                     15             17              7              0              0              0             54
426.5    OTHER DEDUCTIONS               6              4              4              0              3              6          1,990
431      OTHER INTEREST EXPENSE         0              0              0              0              0              0             18
107      CONST WORK IN PROGRESS     1,306          3,491          2,207              0         11,106             79          2,600
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                     85,675         87,080         87,654            614         28,113          8,558        142,923

418      EQUITY EARN OF SUBCO           0              0              0              0              0              0            -41
419      INTEREST & DIVIDEND INC        0              0              0              0              0              0            -46
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL COSTS                        85,675         87,080         87,654            614         28,113          8,558        142,836

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                        25

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

----------------------------------------------------------------------------------------------------------------

                        DEPARTMENTAL ANALYSIS OF SALARIES

----------------------------------------------------------------------------------------------------------------

                                                 DEPARTMENTAL SALARY EXPENSE                          NUMBER
NAME OF DEPARTMENT                              INCLUDED IN AMOUNTS BILLED TO                        PERSONNEL
Indicate each                      TOTAL       PARENT              OTHER              NON              END OF
department or                     AMOUNT       COMPANY          ASSOCIATES        ASSOCIATES             YEAR
service function
----------------------------------------------------------------------------------------------------------------

Executive                          1,535            -              1,535                 -                6

Corporate Counsel                    610            -                610                 -                7

Governmental Affairs                 151            -                151                 -                2

Quality Assurance                  2,645            -              2,645                 -               40

Vogtle Project and Plant          61,845            -             61,845                 -              876

Hatch Project and Plant           61,451            -             61,451                 -              899

Farley Project and Plant          58,869            -             58,869                 -              916

Plant Wilson                         586            -                586                 -                -

Financial Services                 3,165            -              3,165                 -               55

Technical Support                 11,157            -             11,157                 -              379

Administrative Services            6,721            -              6,721                 -              115

Corporate General
  (Accrual for
  incentive pay
  plan, etc.)                     48,601            -             48,601                 -                -
                                --------        -----          ---------         ---------        ---------

         TOTAL                   257,336            -            257,336                 -            3,295
                                 -------        -----           --------         ---------            -----





                                                                                                                 26
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED

-------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by sub account of outside services employed.
If the aggregate amounts paid to any one payee and included within one sub account is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a subtotal for each type of service.

-------------------------------------------------------------------------------------------------------------------
                                                                                      RELATIONSHIP
                                                                                          "A"=
                                                                                        ASSOCIATE
                                                                                        "NA"=NON
            FROM WHOM PURCHASED                  DESCRIPTION                            ASSOCIATE        AMOUNT
-------------------------------------------------------------------------------------------------------------------

Legal Services
Balch & Bingham, LLP                         Legal fees and services                      NA                 824
Arnold & Porter                              Legal fees and services                      NA                 553
Troutman Sanders, LLP                        Legal fees and services                      NA                 234
Southern Company Services                    Legal Services. See Note 3 in the            A                  191
                                                Notes to Financial Statements
7 Other Items (less than $100,000)           Aggregate                                    NA                 154
                                                                                                          ------
                                                                                                           1,956
Auditing Services
Southern Company Services                    Auditing Services. See Note 3 in the         A                  326
                                                Notes to Financial Statements
2 Other Items (less than $100,000)           Aggregate                                    NA                  43
                                                                                                           -----
                                                                                                             369
Engineering Services
Southern Company Services                    Design and general engineering services      A               46,763
                                             See Note 3 in the Notes to Financial
                                             Statements
LMT, The Anatec Group                        Engineering inspection services              NA                 579
Numanco, LLC                                 Engineering services                         NA                 496
Westinghouse Electric Company                Engineering services                         NA                 364
Sonic Systems International, Inc.            System program revisions                     NA                 209
6 Other Items (less than $100,000)           Aggregate                                    NA                 116
                                                                                                        --------
                                                                                                          48,527
Management Consulting Services
Tucker Alan Inc.                             Consulting services                          NA                 122
International Quality Consultants, Inc.      Consulting services                          NA                 113
18 Items (less than $100,000)                Aggregate                                    NA                 398
                                                                                                           -----
                                                                                                             633

(Continued on Page 26A)

-------------------------------------------------------------------------------------------------------------------



                                                                                                                     26A

                                ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                                        For the Year Ended December 31, 2002

                                                (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------
                                                 OUTSIDE SERVICES EMPLOYED
----------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by sub account of outside services employed. If the aggregate amounts paid to any one payee and included within one sub account is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a subtotal for each type of service.

-------------------------------------------------------------------------------------------------------------------

                                                                                      RELATIONSHIP
                                                                                          "A"=
                                                                                        ASSOCIATE
                                                                                        "NA"=NON
            FROM WHOM PURCHASED                  DESCRIPTION                            ASSOCIATE        AMOUNT

-------------------------------------------------------------------------------------------------------------------

Other Services
Southern Company Services                    General services.  See Note 3 in the         A               34,790
                                                Notes to Financial Statements
Jeffcoat and Associates, L.P.                Building maintenance                         NA               1,508
Datastream Systems, Inc.                     Computer services                            NA                 450
Alabama Power                                Mail and electricity services                A                  281
Xitec Software, Inc.                         Computer services                            NA                 214
Burns International Security Services        Security services                            NA                 193
Metamor Enterprise Solutions                 Computer services                            NA                 182
Plateau Systems, Ltd.                        Computer services                            NA                 159
Pritchard Industries, S. E., Inc.            Janitorial services                          NA                 135
Central Fire Protection, Inc.                Fire sprinkler services                      NA                 126
Theus Design Company                         Facility design & planning                   NA                 109
Armstrong Relocation                         Moving services                              NA                 101
188 Other Items (less than $100,000)         Aggregate                                    NA               1,520
                                                                                                         -------
                                                                                                          39,768

                                                                                TOTAL                     91,253

-------------------------------------------------------------------------------------------------------------------


           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                     FOR THE YEAR ENDED DECEMBER 31, 2002

                            (THOUSANDS OF DOLLARS)

--------------------------------------------------------------------------------
                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926
--------------------------------------------------------------------------------

INSTRUCTIONS: PROVIDE A LISTING OF EACH PENSION PLAN AND BENEFIT PROGRAM PROVIDED BY THE SERVICE COMPANY. SUCH LISTING SHOULD BE LIMITED TO $25,000.
--------------------------------------------------------------------------------

           DESCRIPTION                                      AMOUNT



       PENSIONS                                             5,391

       EMPLOYEES GROUP INSURANCE                           15,980

       POST-RETIREMENT BENEFITS                             9,961

       POST-EMPLOYMENT BENEFITS                               663

       OTHER EMPLOYEE BENEFITS                                573

       EMPLOYEE SAVINGS PLAN CONTRIBUTION                   6,813

                                                        ---------
                   TOTAL                                   39,381
                                                        =========





-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002


                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1

-------------------------------------------------------------------------------

INSTRUCTIONS:        Provide a listing of the amount included in Account 930.1,
                     "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------

DESCRIPTION                 NAME OF PAYEE                        AMOUNT

-------------------------------------------------------------------------------


Phone Book Advertising         BellSouth                           3
                               Various                             3

Yearbook Advertising           Various                             3

Other Publications             Various                             4
                                                               -----


                               TOTAL                              13
                                                               ------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441
(b) (2) shall be separately classified.

-------------------------------------------------------------------------------

             DESCRIPTION                                              AMOUNT

-------------------------------------------------------------------------------

Association Dues and Assessments                                        43

Nuclear Power Research/Education Expenses                               55

Employee Communications                                                 36

Other Expenses                                                          42
                                                                      -----
                                                      TOTAL             176
                                                                       ----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)
------------------------------------------------------------------------------

                                      RENTS
                                   ACCOUNT 931
------------------------------------------------------------------------------


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.
-----------------------------------------------------------------------------

           TYPE OF PROPERTY                                     AMOUNT
----------------------------------------------------------------------------




Office Building                                                    1,343

Copiers                                                              162

Warehouse Storage 17

Computer Equipment and Software                                      236

Visual Aid Equipment                                                   2
                                                                  ------

                                              TOTAL                1,760
                                                                   -----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------------

                           KIND OF TAX                                 AMOUNT

-------------------------------------------------------------------------------

       Other than U.S. Government Taxes

              Property                                                     24

              State Unemployment                                           88

              State Franchise                                               9
                                                                      -------

              Subtotal - Other                                            121
                                                                      -------

       U. S. Government Taxes

              Federal Insurance Contribution Act                       16,681

              Federal Unemployment                                        179
                                                                      -------

              Subtotal - U.S. Government                               16,860
                                                                       ------


                                          TOTAL                        16,981


                                                                           32

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

--------------------------------------------------------------------------------------------------------------------------

                                    DONATIONS
                                  ACCOUNT 426.1

--------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------------------------------------------------

              NAME OF RECIPIENT                                  PURPOSE OF DONATION                      AMOUNT

--------------------------------------------------------------------------------------------------------------------------

Alabama Symphony Orchestra                                  Support of Program                                 5
American Cancer Association                                 Support of Program                                 7
American Heart Association                                  Support of Program                                 8
Arby's Foundation                                           Support of Program                                 5
Auburn University                                           Support of Program                                65
Georgia Tech Foundation                                     Support of Program                                 5
Glenwood, Inc.                                              Support of Program                                 3
Inroads                                                     Support of Program                                 7
Journal of SMET Education                                   Support of Program                                10
Junior Achievement of Greater Birmingham                    Support of Program                                12
National Academy of Engineering                             Support of Program                                25
Scholarship Program Administrators, Inc.                    Support of Program                                25
Tuskegee University                                         Support of Program                                 4
University of Alabama                                       Support of Program                                77
University of Florida                                       Support of Program                                13
University of South Carolina                                Support of Program                                16
United Way                                                  Support of Program                               105
Vidalia Onion Festival                                      Support of Program                                15
Waterfall Committee                                         Support of Program                                50
43  Other Items (Less than $3,000)                          Education Contribution                            20
26  Other Items (Less than $3,000)                          Health & Human Services                           22
19  Other Items (Less than $3,000)                          Civic & Community                                 13
12  Other Items (Less than $3,000)                          Other Donations                                    4
1 Other Item (Less than $3,000)                             Culture/Arts                                       1
                                                                                                           -----

                                                                             TOTAL                           517




                                                                                                                               33

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------------
                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
-----------------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS:     Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.
-----------------------------------------------------------------------------------------------------------------------------
                DESCRIPTION                                       NAME OF PAYEE                            AMOUNT
-----------------------------------------------------------------------------------------------------------------------------

Expenditures for Certain Civic, Political, &         Company, employee and administrative
      Related Activities                                costs                                               580

Employee Stock Option Plan Contribution              Southern Company Services                            1,487

Educational and Charitable Contributions             Southern Company Services                              255

Earnings on Deferred Compensation                    Company expenses                                       376

Other Miscellaneous Deductions                       Company expenses                                       265
                                                                                                         ------


                                                            TOTAL                                         2,963
                                                                                                          -----


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002

-------------------------------------------------------------------------------

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

-------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------


See notes to Financial Statements on pages 19 - 19F.


                                                                                                                                35
                                    ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY
                                           FRR THE YEAR ENDED DECEMBER 31, 2002


                                                        President &
                                                     Chief Executive Officer
                                                                |
                                                                |
                                                                |
                                                                |
                                                                |

---------------------------------------------------------------------------------------------------------------------------------
|                 |                      |                        |             |                       |                 |
|                 |                      |                        |             |                  _____________     _____________
_____________  __________________   _________________  ________________    __________________      Corp. Sec/Exec.    Govermental
Admin Services  VP/CFO, Comptroller  Technical Support  Vice President &     Executive Vice        Asst. to Pres/        Relations
Vice President   & Treasurer         Vice President     Corp. Counsel         Pesident Nuclear      Asst.Treas.          Manager
_____________   _________________    _______________   __________________   __________________  ________________    _____________
|               |                                  |                      |             |
|               |                                  |   Corporate Compliance   Quality   |
|               |                                  |   Concerns Coordinator   Assurance |-- Nuclear Security
|--Employee     |--Assistant    Special Projects   |-Nuclear Fuel             Manager   |  Project Coordinator
|  Manager      |  Comptroller  General Manager    |-Manager                            |
|               |                                  |                                    |
|--Safety &     |--Business        ______________  |   ________________    ________________  _______________      Human Resources
|  Health       |  Planning        | Engineering   |   | Farley Project|   | Vogtle Project| |Hatch Project |   Sr. Vice President*
|  Manager      |  Manager         | Vice President|   | Vice President|   | Vice President| |Vice President|      Southern Company
|               |                  | _____________ |   |_______________|   |_______________| |______________|   __________________
|               |                  |
|--Corporate    |--Acctg Systems   |                    |                  |                   |
|  Security     |  Manager         |--Plant Support     |-Nuclear Plant    |--Nucler Plant     |--Nuclear Plant
|  Manager                         |  Manager           | General Manager  |  General Manager  |  General Manager
|                                  |                    |                  |                   |
|                                  |                    |                  |                   |
|--Material                        |--Engineering       |                  |                   |
|  Services                        |  Services          |                  |                   |--Nuclear Support
|  Manager                         |  Manager           |-Nuclear Support  |-Nuclear Support      General Manager
|                                  |                    | General Manager  | General Manager
|                                  |
|                                  |--Design
|--Corporate                       | Modifications
|  Communications                  | Manager
|  Manager                         |
|                                  |
|                                  |--Engineering
|--HR Business                     | Administrative
|  Business Team                   | Services Manager
|  Team Leader
|
|
|--Information Resources
|  Manager*

                                                                                        SCS Employee


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002


------------------------------------------------------------------------------

                              METHODS OF ALLOCATION

------------------------------------------------------------------------------

For the descriptions below, the term "plant" means each separate nuclear electric generating site for which Southern Nuclear is providing services, regardless of the capacity of the operating units and regardless of the number of units operating at the site, and the term "plants" means all of such sites.

1.       Employee Basis

     Southern Nuclear's organization is designed to focus primarily on operation of each plant. Plant "modules" will be established for each plant in which will be employed personnel directly responsible for the operation of the plant, including off-site personnel. All of the cost of employees within a plant module will be directly charged to the owners of that particular plant. The Employee Basis for allocation of indirect costs among the plants shall be the factor for each plant arrived at by dividing the number of employees in a particular plant module by the total number of employees in all plant modules. The employee number to be used initially shall be the initial staffing of the plant modules. In determining the number of employees after the first year of operations, the average number of employees in each module during the previous year shall be used.

2.       Plant Basis

     The Plant Basis for allocation is the factor determined by dividing one plant by the total number of plants.

3.       Plant Capacity Basis

     The Plant Capacity Basis for allocation is the factor determined by dividing the name plate kilowatt capacity of a plant by the total kilowatt capacity of all plants.

4.       Plant Generation Basis

     The Plant Generation Basis for allocation shall be the factor for each plant established by dividing the total net generation output from each plant in the previous calendar year by the total net generation output of all plants. With respect to a plant for which Southern Nuclear will begin providing services during a year, or to a plant having a unit due to be placed in service in a year to which the allocation will apply, the net generation output for such plants used for the calculation shall be adjusted to reflect the expected generation from the unit during the calendar year.

5.       Salary Basis

     The Salary Basis for allocation shall be the factor determined by the ratio of direct salary charges assigned to each plant to the total direct salary charges for each month.

At this time, the Company utilizes the plant basis for allocation due to its simplicity and the comparability of amounts billed under this method to those resulting from the application of the other approved methods.

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002


------------------------------------------------------------------------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

------------------------------------------------------------------------------

       The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 2002.

       Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Nuclear is required to submit an annual statement to its associated client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Nuclear does not bill its associated client companies for compensation of equity capital. Southern Nuclear currently does not have any borrowed capital. Therefore, it is not currently billing its associated client companies for compensation of borrowed capital.

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2002




                                SIGNATURE CLAUSE

                  Pursuant to the requirements of the Public Utility Holding
               Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issues thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                    Southern Nuclear Operating Company, Inc.
                    --------------------------------------------------

                           (Name of Reporting Company)


                                  /s/ K.S. King
            By:             __________________________________________________

                                      (Signature of Signing Officer)

K.S. King, Vice President and Chief Financial Officer, Comptroller and Treasurer
           ------------------------------------------------

                   (Printed Name and Title of Signing Officer)



           Date:    April 30, 2003